Exhibit 12.1

Voya Financial, Inc.
Ratio of Earnings to Fixed Charges

	Six Months Ended June 30,	Years Ended December 31,
	2018	2017	2016	2015	2014	2013
($ in millions)
Income (loss) from continuing operations before income taxes	$262	$528	$10	$476	$635	$1,559
Less: Undistributed income (loss) from investees	56	62	19	2	8	25
Less: Net income (loss) attributed to noncontrolling interest that have not incurred fixed charges	18	37	6	91	132	64
Adjusted earnings before fixed charges(1)	188	429	(15)	383	495	1,470
Add: Fixed charges
Interest and debt issuance costs(2)(3)	114	260	285	459	400	366
Estimated interest component of rent expense	3	9	9	9	10	12
Total fixed charges excluding interest credited to contract owner account balances	117	269	294	468	410	378
Interest credited to contract owner account balances	764	1,606	1,604	1,537	1,570	1,625
Total fixed charges	$881	$1,875	$1,898	$2,005	$1,980	$2,003
Total earnings and fixed charges	$1,069	$2,304	$1,883	$2,388	$2,475	$3,473
Ratio of earnings to fixed charges(1)	1.21	1.23	NM	1.19	1.25	1.73
Total earnings and fixed charges excluding interest credited to contract owner account balances	$305	$698	$279	$851	$905	$1,848
Ratio of earnings to fixed charges excluding interest credited to contract owner account balances(1)	2.60	2.59	NM	1.82	2.21	4.89

(1) Earnings were insufficient to cover fixed charges at a 1:1 ratio by $15 million for the year ended December 31, 2016. These ratios are presented as "NM" or not meaningful.
(2) Interest and debt issuance costs include interest costs related to variable interest entities of $22 million for the six months ended June 30, 2018 and $80 million, $102 million, $272 million, $210 million and $181 million for the years ended December 31, 2017, 2016, 2015, 2014 and 2013, respectively. Excluding these costs, as well as the earnings of the variable interest entities, would result in a ratio of earnings to fixed charges of 1.17 for the six months ended June 30, 2018 and 1.15, NM, 1.20, 1.22 and 1.74 for the years ended December 31, 2017, 2016, 2015, 2014 and 2013, respectively. Excluding these costs, as well as the earnings of the variable interest entities, would result in a ratio of earnings to fixed charges excluding interest credited to contract owner account balances of 2.55 for the six months ended June 30, 2018 and 2.41, NM, 2.75, 2.94 and 7.83 for the years ended December 31, 2017, 2016, 2015, 2014 and 2013, respectively.

(3)
Interest and debt issuance costs exclude loss related to the early extinguishment of debt of $3 million for the six months ended June 30, 2018 and $4 million , $105 million and $10 million for the years ended December 31, 2017, 2016 and 2015, respectively.